UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant’s name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On October 12, 2018, Intellipharmaceutics International Inc. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (the “Underwriter”), pursuant to which the Company agreed to issue and sell, in an underwritten public offering of the Company (the “Offering”) 827,970 common shares of the Company (the “Common Shares”) and an aggregate of 16,563,335 pre-funded warrants (the “Pre-Funded Warrants”) exercisable into an aggregate of 16,563,335 Common Shares (the “Warrant Shares”) together with Common Share purchase warrants to purchase up to an aggregate of 17,391,305 Common Shares (the “Firm Warrants”). The Company has also granted the Underwriter an option to purchase up to 2,608,695 additional Common Shares and/or additional warrants to purchase up to 2,608,695 additional Common Shares at a purchase price of US$0.75 each, less the underwriting discount, to cover over-allotments (if any).

The Common Shares are being offered and sold to purchasers in units (the “Units”), each of which includes one Common Share and one Firm Warrant, and the Pre-Funded Warrants are being offered and sold to purchasers in units (the “Pre-Funded Units”), each of which includes one Pre-Funded Warrant and one Firm Warrant. The offering price is US$0.75 per Unit and US$0.74 per Pre-Funded Unit. Each Firm Warrant will be exercisable for one Common Share immediately upon the closing of the offering at a price of US$0.75 per Common Share, subject to adjustment in certain circumstances, and will expire five years from the date of issuance. Each Pre-Funded Warrant will be immediately exercisable for one Common Share at an exercise price of US$0.01 per Pre-Funded Warrant and may be exercised at any time after closing until all of the Pre-Funded Warrants are exercised in full.

The Pre-Funded Units are being offered and sold to purchasers whose purchase of Units in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of the Company’s outstanding Common Shares immediately following the consummation of the Offering.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and certain of its executive officers, and by the Company, of the Underwriter, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto.

Pursuant to the Underwriting Agreement, the Company, upon closing of the Offering, will issue to the Underwriter warrants to purchase up to 1,043,479 Common Shares (the “Underwriter Warrants”), representing 6.0% of the aggregate gross proceeds raised in the Offering, divided by the offering price. The Underwriter Warrants will be immediately exercisable at a price of $0.9375 per Common Share, subject to adjustment in certain circumstances, may be exercised on a cashless basis under certain circumstances, and will expire five years from the effective date of the Offering.

The net proceeds to the Company from the Offering are expected to be approximately $11.1 million, after deducting underwriting discounts and commissions and payment of other estimated expenses associated with the Offering that are payable by the Company. The Company currently intends to use the net proceeds of this Offering for general corporate purposes, which may include working capital, capital expenditures, research and development, accounts payable and other commercial expenditures.

A registration statement on Form F-1 relating to the Offering (File No. 333-227448) was declared effective by the Securities and Exchange Commission on October 11, 2018, and an additional registration statement on Form F-1 filed pursuant to Rule 462(b) (File No. 333-227794) became automatically effective on October 12, 2018. The Offering is being made only by means of a prospectus forming a part of the effective registration statements. The closing of the Offering is expected to take place on or about October 16, 2018, subject to the satisfaction of customary closing conditions.

The forms of Underwriting Agreement, Warrant, Pre-Funded Warrant and Underwriter Warrant are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, hereto. The foregoing summaries of the terms of these documents do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, which are incorporated herein by reference.

On October 12, 2018, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is filed as Exhibit 99.5 to this report on Form 6-K and is hereby incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Andrew Patient
Date: October 12, 2018	Andrew Patient Chief Financial Officer

Exhibit Index

Exhibit	Description
99.1	Underwriting Agreement between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated October 12, 2018.
99.2	Form of Warrant.
99.3	Form of Pre-Funded Warrant.
99.4	Form of Underwriter Warrant.
99.5	News Release dated October 12, 2018 – Intellipharmaceutics Announces Pricing of $13 Million Upsized Underwritten Public Offering.